UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 70101

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Green Vista Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

228 N. Park Avenue Suite K
(No. and Street)

Winter Park	FL	32789
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phillppus van Staden 407-878-1215
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra
(Name – *if individual, state last, first, middle name*)

1450 Brickell Avenue 18th FL	Miami	FL	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Phillppus van Staden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Green Vlsta Capital LLC, as of 12/31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

ALLISON D HOLLINGSWORTH
MY COMMISSION # GG011524
EXPIRES July 13, 2020
(407) 398-0153 FloridaNotaryService.com

Signature

CEO CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREEN VISTA CAPITAL, LLC
TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Green Vista Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Green Vista Capital, LLC (the "Company") as of December 31, 2018 and the related statements of operations, changes in member's equity, and cash flows for the year ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Green Vista Capital, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Green Vista Capital, LLC's management. Our responsibility is to express an opinion on Green Vista Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Green Vista Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information which includes the Computation of Net Capital Under SEC Rule 15c3-1 of the Securities and Exchange Commission and the Computation of Aggregate Indebtedness Under Rule 17a-5 of the Securities and Exchange Commission as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morrison, Brown, Argiz & Farra

We have served as Green Vista Capital, LLC's auditor since 2018.

Miami, Florida
February 27, 2019

GREEN VISTA CAPITAL, LLC

Statement of Financial Condition
December 31, 2018

ASSETS		
Cash and cash equivalents	$	917,381
Commissions receivable		39,200
Prepaid expenses		24,324
Total assets	$	980,905
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	36,431
Commissions payable		28,946
Deferred Rent		781
Total Liabilities		66,158
Commitments and Contingencies		
Member's Equity		914,747
Total Liabilities and Member's Equity	$	980,905

See accompanying notes to financial statements

GREEN VISTA CAPITAL, LLC

Statement of Operations
For the Year Ended December 31, 2018

Revenues		
Commissions	$	2,167,253
Broker Dealer Fees		933,047
Total revenues		3,100,300
Expenses		
Commissions		1,979,442
Overhead expenses		93,976
License & Registration fees		47,957
Professional services		144,905
General & Administrative		38,738
Total expenses		2,305,018
Net Income	$	795,282

See accompanying notes to financial statements

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS AND ORGANIZATION – Green Vista Capital, LLC (the "Company") is a Florida Limited Liability Company owned by Green Vista Holdings, LLC. (the "Owner"). The Company is a registered broker/dealer under the Securities and Exchange Act of 1934. It is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). In its capacity as a broker/dealer, the Company is a managing broker dealer for direct private placements offered under Rule 506 (b). The Company sells direct private placements to accredited investors.

CASH EQUIVALENTS - For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

CONCENTRATIONS OF CREDIT RISK- The Company maintains cash and cash equivalent deposits at banks. Cash deposits in banks, at times, exceed federally insured limits. The Company has not experienced any losses in its cash and cash equivalents and believes that there is no significant risk with respect to these deposits.

RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS - Commissions receivables are recorded on a transaction close date basis. Receivables are stated at the amount management expects to collect from outstanding balances. The Commissions Receivable balance for the year ended December 31, 2018 totaled $39,200.

The Company will account for potential losses in receivables utilizing the allowance method. In reviewing aged receivables, the Company considers its knowledge of clients, historical activity and current economic conditions in establishing an allowance for doubtful accounts. Account balances will be charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. There is no allowance reserve for the year ended December 31, 2018.

REVENUE RECOGNITION – Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU") on revenue recognition. This ASU outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers. This standard supersedes existing revenue recognition requirements and eliminates most industry-specific guidance from General Accepted Accounting Principles ("GAAP"). The core principle of the revenue recognition standard is to require an entity to recognize as revenue the amount that reflects the consideration to which it expects to be entitled in exchange for goods or services as it transfers control to its customers. Revenues are analyzed to determine whether the Company is the principal (i.e. reports revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price. The ASU also requires new qualitative and quantitative disclosures, including disaggregation of revenues and description of performance obligations.

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

REVENUE RECOGNITION (CONT'D)
This ASU was adopted by the Company on January 1, 2018. The Company adopted the new standard using the modified retrospective transition method, under which the cumulative effect of initially applying the new guidance is recognized as an adjustment to the opening balance of retained earnings on the first day of fiscal year 2018. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amounts of its revenue recognition under the ASU. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from the ASU and are largely consistent with existing guidance and current practices applied by the Company.

Commission revenue and broker dealer fees originate from manager broker dealer agreements and selling agreements, respectively, with various customers. The Managing Broker dealer agreement appoints the Company as an authorized agent that offers the sale of units of the entities being offered in the agreement. Selling agreements give the Company the right to participate as a member of the selling group to solicit subscriptions for securities in the subscription agreement. The Company views the selling, distribution, and marketing, or any combination thereof, of investment products to such clients as a single performance obligation and the related commission revenues and broker dealer fees are recorded at the point in time when all significant items relating to the sale of units process have been completed and the amount of the commission revenue has been determined.

INCOME TAXES - The Company is treated as a partnership for Federal income tax purposes and, accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its member and taxed depending on the Member's tax situation. As a result, the financial statements do not reflect a provision for income taxes.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses.

The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is subject to U.S. Federal or State examinations by tax authorities since its inception in 2017.

OVERHEAD EXPENSES - This category reflects all expenses related to payroll, employee benefits and rent. For the year ended December 31, 2018, overhead expenses amounted to $93,076.

NEW PRONOUNCEMENT LEASES - In February 2016, the "FASB" issued an accounting standard update which amends existing lease guidance. The update requires lessees to recognize a right-of-use asset and related lease liability for many operating leases now currently off-balance sheet under current US GAAP. Accounting by lessors remains largely unchanged from US GAAP. The update is effective using a modified retrospective approach for fiscal years beginning after December 15, 2018, and interim periods within those years, with early application permitted. The Company is currently evaluating the effect the update will have on its financial statements.

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

DEFERRED RENT – Rent expense calculations or rent abatements are recognized on a straight-line basis over the term of underlying lease. The cumulative net excess of recorded rent expense over (under) net lease payments made is reflected on the balance sheet as deferred rent.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company is managed by its Owner and sole member, Green Vista Holdings, LLC. The Company pays the Owner professional fees for services rendered. The professional fees through December 31, 2018 represents cost associated with strategic planning, business development, general management, and other related expenses. Professional fees for the year ended December 31, 2018 totaled $60,000 and are included within professional fees in the accompanying statement of operations.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital in the first year of operations at an amount equal to the greater of $5,000 or 12.5% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1.

At December 31, 2018, the Company had excess net capital of $851,223 and a net capital ratio of 7.8 to 1.

NOTE 4 - CONTINGENCIES

The Company is exposed to various asserted and unasserted potential claims in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

NOTE 5 – RENT

The Company entered into an operating lease agreement in July 2018. The rent expense for the year ended December 31, 2018 totaled $18,737. Subsequent to December 31, 2018, the Company entered into a new lease agreement with the same landlord dated January 15, 2019, the following are the future minimum lease payments for the new lease:

Year Ending December 31,	Operating Lease Payments
2019	$50,529
2020	$54,438
2021	$56,200
2023	$57,962
2023	$19,516
Total Future Minimum Lease Payments	$238,645

NOTE 6 - SUBSEQUENT EVENTS

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2018 and determined that there are no material events that would require disclosure in the Company's financial statement.